CIBC RAISES $1.5 BILLION IN COMMON SHARE EQUITY FROM PRIVATE INVESTORS
— IN ADDITION, COMMENCES $1.25 BILLION BOUGHT DEAL IN A
PUBLIC OFFERING OF COMMON SHARES
— PROVIDES FURTHER UPDATE REGARDING U.S. SUBPRIME EXPOSURE
TORONTO, January 14, 2008 — CIBC announced today it expects to further enhance its capital position by raising a minimum of $2.75 billion of newly issued common equity.
Specifically, CIBC has received written commitments from a group of institutional investors, including Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation, to invest, by way of a private placement, $1.5 billion in CIBC common shares. CIBC World Markets Inc. and UBS Securities Canada Inc. acted as joint bookrunners in the private placement.
In addition, CIBC has entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. as bookrunner and jointly led by UBS Securities Canada Inc. under which they have agreed to purchase $1.25 billion in CIBC common shares at a price of $67.05. CIBC has granted the underwriters an over-allotment option, exercisable in whole or in part at any time up to 30 days after closing, to purchase up to an additional $187.5 million in common shares at the same offering price. Should the over-allotment option be exercised in full, the total gross proceeds of the public offering would be $1,437,500,000. The purchase price of the shares acquired by the private placement investors is $65.26. In addition, the private placement investors will receive a commitment fee equal to 4% of their individual commitments. Both the private placement and the public offering are anticipated to close on or about January 24, 2008.
CIBC’s Tier 1 capital ratio was 9.7% as of October 31, 2007. On the assumption that $2.75 billion of equity is raised through the share offering, and factoring in the impact of the write-downs and fair value adjustments noted below, CIBC estimates its Tier 1 ratio to be approximately 11.3% as of December 31, 2007, well in excess of its target of 8.5%. (Table 1)
“As we have said before, one of our priorities is to further strengthen CIBC’s capital base for contingent risk given the challenging credit market conditions and the potential impact on CIBC,” said Gerry McCaughey, President and CEO of CIBC. “Today’s action provides our shareholders with greater certainty that CIBC’s capital levels will remain strong even in the event that additional write-downs related to the U.S. residential real estate market become necessary.”
CIBC also provided an update today on the write-downs it has taken for the two months ended December 31, 2007, in relation to its exposure to the U.S. residential real estate market.
•	With respect to CIBC’s unhedged exposure (Table 2):
o	Write-downs of approximately US$462 million (US$310 million after-tax). The remaining net unhedged exposure, which is approximately US$307 million, is mitigated in part by subprime index hedges with an estimated remaining hedge value of US$155 million.

•	With respect to CIBC’s hedged exposure with counterparties (Table 3):
o	As referenced in CIBC’s press release, dated December 19, 2007, CIBC confirms that it has made a US$2.0 billion (US$1.3 billion after tax) fair value adjustment with respect to the estimated current market value of the counterparty protection receivable from ACA Financial Guaranty Corp., with the result being that CIBC’s net receivable from ACA is now valued at US$70 million.
CIBC has U.S. residential real estate exposure with protection purchased from other financial guarantors against which no additional fair value adjustments have been made. In the event that the credit ratings for one or more of these financial guarantors were downgraded, or if CIBC’s own assessment of the credit status of any of the financial guarantors deteriorated significantly, it is possible that CIBC would make additional fair value adjustments. Although no additional material fair value adjustments are currently contemplated, it is possible that additional fair value adjustments could be required in the remainder of the first quarter ending January 31, 2008. However, investors should not expect CIBC to update the information in this release in advance of the scheduled announcement of its first quarter results on February 28, 2008.
CIBC also has exposure to one other counterparty (non financial guarantor) in respect of U.S. residential real estate. However, CIBC’s agreement with this counterparty requires them to post collateral, and this counterparty is currently in compliance with this agreement. CIBC previously disclosed an exposure to a second non financial guarantor counterparty in respect of U.S. residential real estate. CIBC has reached an agreement with this counterparty to unwind this transaction at no cost.
In addition, CIBC has exposure to 11 financial guarantors where the underlying assets are unrelated to U.S. residential real estate. The fair value of this exposure is approximately $750 million as at December 31, 2007.
“The capital raised through this offering will provide CIBC’s shareholders additional certainty and will assist in enabling our management team to direct their full energy and resources on continuing to execute our strategy,” said McCaughey. “In addition, with the changes we made to our management team last week, combined with the steps we have taken to refocus our World Markets business, we are confident our core franchise is well-positioned for solid performance and growth.”

Table 1
Tier 1 Ratio Sensitivity to Additional Write-downs on U.S. Residential Real Estate Exposures

	Dec. 31/07
	Tier 1 Ratio	Tier 1 Ratio Estimate with Hypothetical Additional(2)
	Estimate(1)	Write-downs of:
	(factoring in $2.4
Capital Raised	billion pre-tax	$2.0 billion pre-tax	$4.0 billion pre-tax
($ billion)	write-down)	($1.3 billion after-tax)	($2.7 billion after-tax)(3)
2.75	11.3%	10.2%	9.0%
2.94(4)	11.4%	10.3%	9.2%

(1)	Estimated on a Basel II basis

(2)	i.e., in addition to the write-downs taken as of December 31/07 described in press release. These numbers are illustrative only. CIBC has no information that would lead it to conclude that any additional material write-downs will be taken.

(3)	OSFI has announced that as of January 2008 the amount of preferred shares permitted for inclusion in Tier 1 capital has increased from 25% to 30%. The pro-forma impact of this change is to increase the Tier 1 ratio to 9.1% in the $2.75 billion capital raised case and 9.3% in the $2.94 billion capital raised case.

(4)	$2.94 billion includes the underwriters over-allotment option.

Table 2
Unhedged CDO/RMBS with Exposure to U.S. Residential Real Estate

				Writedowns	Dec 31, 2007
			Notional	to Date	Mark
Tranche	Type		(US$MM)	(US$MM)	(US$MM)	Current Rating of Exposure
			(A)	(B)	(A) - (B)	(Moody’s / S&P)
Super Senior	—	CDO of Mezz. RMBS	300	185	115	n/a / AAA
	—	CDO Squared	628	628	—	B(2) / BB(2) and B(2) / AAA(2)
Warehouse		RMBS	388	257	131	54% AA; 30% A; 16% BBB to B
Mezz.		CDO Squared	116	116	—	Ca/CCC to C/CC
Various		Various	178	117	61	Majority ≥ BBB

			1,610	1,303	307 (1)

(1)	Partially mitigated by subprime index hedges with estimated remaining hedge value of $155mm.

(2)	Indicates on credit watch with negative implications.

Table 3
Hedged CDO/RMBS with Exposure to U.S. Residential Real Estate

								% Underlyings
			Change in	Dec 31/07
			Value as of	Residual	CDO Insured			RMBS - Subprime		RMBS - Alt-A		Res.	Non
		Notional	Dec 31/07	Value								R.E.	Res.
		(US$MM)	(US$MM)(1)	(US$MM)	Current Rating	Tranche	Subord.	Pre '06	'06/'07	Pre '06	'06/'07	CDO	R.E.
		(A)	(B)	(A) - (B)	(Moody's / S&P)
AAA — Rated Counterparties
“A”	#1	1,000			Aaa / AAA	Sup. Senior - High Grade RMBS/ABS CDO	7%	5	27	2	30	5	31
	#2	857			Aaa / AAA	Sup. Senior - High Grade RMBS/ABS CDO	14%	—	8	3	47	9	33
	#3	776			Aaa / AAA	Sup. Senior - High Grade RMBS/ABS CDO	13%	—	15	4	62	7	12

		2,633	1,477	1,156
“B”	#1	305			Aaa(2) / A(2)	Sup. Senior - Mezzanine RMBS CDO	32%	33	26	9	8	1	23
	#2	325			Aaa(2) / AAA	Sup. Senior - Mezzanine RMBS CDO	37%	30	55	3	1	11	—

		630	534	96
“C”		567	353	214	Aaa(2) / AAA	Sup. Senior - Mezzanine RMBS CDO	42%	28	51	1	10	5	5
“D”	#1	312			Aaa / AAA	Sup. Senior - High Grade RMBS CDO	13%	16	37	2	42	—	3
	#2	239			Aaa / AAA	Sup. Senior - High Grade RMBS CDO	19%	3	30	4	27	33	3

		551	217	334
“E”	#1	71			Aaa / AAA	Sup. Senior - Mezz. RMBS/ABS CDO	31%	41	—	6	—	11	42
	#2	21			Aaa / AAA	Sup. Senior - Mezzanine RMBS CDO	11%	—	—	100	—	—	—

		92	1	91

		4,473	2,582	1,891

ACA Financial — Now Rated CCC
ACA	#1	525			n/a (3)	Sup. Senior - Mezzanine RMBS CDO	30%	100	—	—	—	—	—
	#2	660			n/a (3)	Sup. Senior - Mezzanine RMBS CDO	32%	—	100	—	—	—	—
	#3	437			n/a (3)	Sup. Senior - Mezz. RMBS CDO Squared	50%	—	—	—	—	100	—
	#4	314			n/a (3)	Sup. Senior - High Grade RMBS CDO	30%	22	40	—	—	26	12
	#5	942			Aaa(2) / AAA	Sup. Senior - Mezzanine RMBS CDO	37%	26	56	—	—	11	7
	#6	361			Aaa(2) / AAA	Sup. Senior - Mezzanine RMBS CDO	45%	51	43	—	—	6	—
	#7	218			Aaa(2) / AAA	Sup. Senior - Mezzanine RMBS CDO	55%	14	45	—	—	30	11

		3,457	2,060	1,397

AA — Rated Counterparty - Collateralized(4),(8)
“F”		592	149	443	n/a (3)	Sup. Senior - Mezzanine RMBS CDO	26%	79	—	2	—	8	11

Subordination of RMBS Underlying CDO Tranches

	Representative	Representative
	Mezz. RMBS ABS	High Grade RMBS
	CDO	ABS CDO
Average Subordination of Underlying RMBS at Closing(5)	4.5%	7.8%
Average Current Subordination of Underlying RMBS(6)	9.8%	15.3%
Breakeven Cumulative Losses(7) of Underlying RMBS:
Minimum	10.7%	13.2%
Average	18.2%	25.1%
Maximum	35.2%	48.2%

(1)	Note: This is labelled “change in value” but has not had an adverse impact on CIBC’s operating results because of the counterparty hedges, except that US$2 billion of the change in value of the ACA notional has been taken as a fair value adjustment in CIBC’s financial statements as at December 31, 2007.

(2)	Note: Indicates on credit watch with negative implications

(3)	No public ratings but were structured at inception to be super senior AAA equivalent

(4)	CIBC’s agreement with this counterparty requires them to post collateral, and this counterparty is currently in compliance with this agreement.

(5)	The average notional amount of the mortgage pool below the RMBS underlying the CDOs we have insured; expressed as a percentage of the original mortgage pool notional at deal inception.

(6)	The average notional amount of the mortgage pool below the RMBS underlying the CDOs we have insured; expressed as a percentage of the current mortgage pool notional (ie. reflecting amortization and defaults to date).

(7)	Represents the estimated cumulative losses which the mortgage pool can sustain over time, above which losses would be incurred on RMBS underlying CDOs we have insured; expressed as a percentage of the current mortgage pool notional.

(8)	Note: US$1.19 billion of notional exposure has been unwound with no financial consideration since our previous disclosure on December 6, 2007.

Legal Disclaimer
These securities have not been, and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Forward Looking Statement
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, capital, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the creditworthiness and continued viability of our counterparties; the continued volatility in the U.S. residential mortgage market; credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.
Investor Presentation
CIBC will hold a conference call to discuss this announcement on January 14, 2008 at 4:30 p.m. (EST). An audiocast will also be available in English and French at www.cibc.com, About CIBC. Participants can also listen to the conference call in English (416-340-2217 or
1-866-696-5910, passcode 3248566#) and French (514-861-2255 or 1-866-696-5910, passcode 3248569#). A slide presentation will be available at www.cibc.com, About CIBC, prior to the call. As the call will take place during the window of a public share offering, there will be no question and answer period. A telephone replay in English (416-695-5800 or 1-800-408-3053 passcode 3248566#) and French
(514-861-2272 or 1-800-408-3053, passcode 3248569#), as well as an archive of the audiocast at www.cibc.com, About CIBC, will be available until midnight (EST) on January 28, 2008.
Contact
For further information: Rob McLeod, CIBC, (416) 980-3714 for media inquiries; John Ferren, CIBC, (416) 980-2088 for analyst/investor inquiries.